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Exhibit 99.1

FERROGLOBE CALLS A SHAREHOLDER MEETING TO SEEK AUTHORITY FOR SHARE REPURCHASES

          LONDON, July 16, 2018 (GLOBE NEWSWIRE)—Ferroglobe PLC (NASDAQ: GSM) ("Ferroglobe" or the "Company"), a global leader in the production of silicon metal and silicon- and manganese-based specialty alloys, announces that a general meeting of its shareholders will be held on the third floor of Lansdowne House, 57 Berkeley Square, Mayfair, London, WIJ 6ER at 13:30 BST on 3 August 2018 to consider and, if thought fit, approve the granting of authority to the Company to make purchases of its own shares "off-market" (for purposes of the U.K. Companies Act 2006).

          If passed, the resolution to be proposed at the meeting will authorise the Company to enter into contracts with appointed brokers under which the Company may undertake purchases of its ordinary shares—acquired by the brokers on the NASDAQ and through other permitted channels—of up to approximately 10% of its issued ordinary share capital, at a minimum price of $0.01 per share, a maximum price for such shares of 5% above the average volume-weighted average price of the Company's shares over the five business days prior to purchase and subject to additional restrictions (including as to pricing, volume, timing and the use of brokers or dealers) under applicable U.S. securities laws. Any such authority granted at the general meeting will expire on its fifth anniversary.

          The actual timing, number and value of shares repurchased (if any) will depend on a number of factors, including market conditions, general business conditions, available liquidity, cash flow and applicable legal requirements. The Company is not obligated to carry out any share repurchases, and, if commenced, share repurchases may be suspended, discontinued or modified at any time, for any reason and without previous notice, in accordance with applicable laws and regulations. Any decision to commence, modify, suspend or discontinue a repurchase programme would be made by the Company's board of directors.

          It is common for English incorporated public limited companies to have a standing authority that would permit the making of share repurchases should the Company be able and decide to do so in the future. The Directors consider that having the right to make such repurchases provides the Company with more optionality which would be in the Company's and its shareholders' best interests.

About Ferroglobe

          Ferroglobe PLC is one of the world's leading suppliers of silicon metal, silicon-based specialty alloys and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com/.

Forward-Looking Statements

          This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company's future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and words of similar meaning or the negative thereof.

          Forward-looking statements contained in this press release are based on information presently available to the Company and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control.

          All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statement which are made only as of the date of this press release.

INVESTOR CONTACTS:
Pedro Larrea Paguaga: +44 (0) 203 129 2261, +44 (0) 7553 989 394
Chief Executive Officer
Email: pedro.larrea@ferroglobe.com

Phillip Murnane: +44 (0) 203 129 2265, +44 (0) 7771 544 988
Chief Financial Officer
Email: phillip.murnane@ferroglobe.com

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  Exhibit 99.1